Part II, Item 7(a)

GENERAL BACKGROUND AND SCOPE OF SUBSCRIBER CONFIDENTIAL TRADING INFORMATION. The matching engine and associated gateways for LX run on standalone hardware (i.e., server) that is not shared with any other Barclays trading venue (such as BARX Book, Barclays' single dealer platform) or other trading system (such as order management and trade capture systems). The hardware for LX is housed in the same data center as other Barclays systems. Barclays maintains physical restrictions, policies and procedures designed to safeguard the confidential trading information of Subscribers. Barclays considers Subscribers' identities, information relating to live orders, trading interests and executions in LX and post-execution information that Barclays reasonably believes contains evidence of orders and trading interests currently in LX (as well as data or analytics related to such post-execution information) to be confidential subscriber information. The foregoing notwithstanding, Barclays does not consider post-execution information typically of the type made public under reporting or regulation (e.g., information that is reported to the consolidated tape pursuant to FINRA trade reporting requirements), or information of an aggregated nature (e.g., aggregated and anonymous execution statistics of the type reported on Barclays website (as described in Part III, Item 26) and the information disclosed as described in Part II, Item 7(b) below) to be confidential subscriber information. Barclays also does not consider any post-execution information when used by its settlements, operations and middle office personnel in the ordinary course of their job functions to be confidential subscriber information. Barclays administers the ability to monitor client electronic trading flow through permission-based systems. PERSONNEL WITH ACCESS TO SUBSCRIBER CONFIDENTIAL TRADING INFORMATION. Barclays does not have any personnel solely responsible for LX. The shared personnel described in response to Part II, Item 6(a) are the only personnel who have access to Subscriber confidential trading information. Barclays prohibits those personnel from sharing any Subscriber confidential trading information with persons not authorized to receive such information by policy. Violations of such policies are punishable under Barclays Compliance breach process and/or by dismissal from the firm. Barclays does not provide Subscriber confidential trading information to Barclays' business units or to Barclays' clients in furtherance of Barclays' principal trading activities. THIRD PARTY VENDOR ACCESS TO SUBSCRIBER CONFIDENTIAL TRADING INFORMATION. Barclays may, as needed for diagnostic and analytical purposes, provide Subscriber confidential trading information to third party vendors who provide services to LX and are subject to contractual non-disclosure obligations. An example of this is a vendor who has developed software designed to report on latency within LX. SYSTEMS WITH ACCESS TO SUBSCRIBER CONFIDENTIAL TRADING INFORMATION. LX provides information to Barclays' order router on a real time basis about Firm Orders (as described in Part III, Item 9(a)) posted to the LX order book. ~~LX does not provide any information to Barclays' order router about Conditional Orders (as described in Part III, Item 9(a)).~~ The order router uses the Firm Order information from LX solely to decide whether to route an order to LX. The information provided to the order router contains aggregated buy and sell interest per symbol pegged to the current National Best Bid Offer ("NBBO"). LX does not provide any information to Barclays' order router about Conditional Orders (as described in Part III, Item 9(a)). Barclays order router does, however, ~~also~~ receive~~s~~ enhanced information about Conditional Invitations. In addition to the price, side and symbol of a potential match, which information is included in a Conditional Invitation message (as described in Part III, Item 9 above), the order router is informed of the size of the Conditional Order (which is the smaller of the Conditional Order size and the potential contra side order size). LX does not provide client-specific information to the order router. The order router does not share any information it receives from LX with any other Barclays trading venue (such as BARX Book, Barclays' single dealer platform), trading system (such as order management and trade capture systems), desk or any third-party (other than personnel who require access

to perform maintenance or to address technological, legal or compliance issues that may arise with LX or the router). The order router does not generate indications of interest based on information from LX. Subscribers can opt out of having their LX order information included in the aggregated information provided to the order router by contacting their Equities sales coverage, requesting such restriction through Barclays' online SPECS tool, or by emailing the Barclays Service Desk at LXService@barclays.com. Additionally, the order and execution management systems (including Barclays' algorithms and order router) used by Barclays' Electronic Trading Department and Equities Sales and Trading personnel described in response to Part II, Item 6(a) can transmit Subscribers' confidential trading information to the extent orders handled by any such person are routed to the ATS. These systems communicate information to Sales and Trading personnel that identifies the Trading Centers to which their clients' orders were routed and/or executed, including LX. All Subscriber orders entering LX pass through the FIX interface. Barclays maintains multiple databases containing historical trading information, including information relating to transactions executed in LX. The Electronic Trading Department and Equities Sales may use this information to run queries and generate reports as described above. Legal, Compliance or other control functions may use this information to investigate historic trading activity or to respond to regulatory requests. Barclays employs various tools for real-time monitoring of LX. The Service Desk and RTB use these applications to research Subscriber's orders and executions and monitor the health of LX. SAFEGUARDING AND OVERSEEING SUBSCRIBER TRADING INFORMATION. Barclays restricts access to systems containing Subscriber confidential trading information by policies and procedures. These policies and procedures apply across all entities in the Barclays group. Access to LX, other relevant Barclays' systems and Subscriber trading information requires permissioned log-ons and/or physical access. Permissions are handled through Barclays' Request system or by way of separate supervisory and Compliance and/or Legal approval. Permissions logged in the Request system require supervisory and Compliance approval. In reviewing such access requests, a Supervisor considers factors including the person's current role and whether the person performs a function related to LX. A person's request will be denied if it is deemed unnecessary or inappropriate. Supervisors review all permissions logged in the Request system annually as part of Barclays' One Cert review process. Because of this certification process, permissions will be cut off if access is no longer required or appropriate. Additionally, Barclays automatically removes systems access as part of its Joiner/Mover/Leaver processes should a relevant person leave Barclays or change roles within the firm to a job function for which such access is unnecessary or inappropriate. SEPARATION. Barclays has information barriers to separate personnel and systems with access to Subscriber confidential trading information from those not permitted to access such information. Barclays also relies on information barriers to separate personnel and systems with access to different types of Subscriber confidential trading information. The Electronic Trading Department is situated in a different area on the Equities Trading floor from Equities Sales and Trading. The BTB and RTB Technology teams that service LX are on a different floor from the Barclays Equities Division. QPS is on a different floor from the Electronic Trading Department and the BTB and RTB Technology teams that service LX. FIRM-WIDE CONFIDENTIAL INFORMATION RESTRICTIONS. Barclays subjects all personnel to firm-wide policies restricting the use and disclosure of confidential information, including confidential information relating to information of Subscribers to LX. Additionally, Barclays' policies and procedures prohibit trading on material non-public information. Employees with access to Subscriber confidential trading information (as identified in Part II, Item 6) are provided additional training regarding the sensitivity of such information and limitations on permitted use. PERSONAL TRADING RESTRICTIONS. All Barclays' personnel are subject to firm-wide policies that control the trading of a person's account. Personnel are required to disclose all personal trading accounts, managed accounts and private investments held by themselves and their Connected Persons (e.g., spouse, domestic partner, children, etc.). The policy also requires personnel and their Connected Persons to disclose and receive prior approval for personal investments to prevent conflicts of interest and/or the misuse of material non-public information and non-public information. Additionally, Barclays' policy empowers it to suspend, restrict or rescind the ability of any Barclays personnel to conduct personal investment activity for failure to comply with the policy. The policy also requires specific holding periods for certain types of securities held by personnel. A failure to comply with such policies may result in discipline, including but not limited to a Compliance breach. Barclays monitors compliance with such policy using reports that incorporate trading information received in connection with the approved accounts of Barclays personnel.

Part III, Item 15(b)

LX does not display its order book, or provide any information with respect to orders bound for LX, to Subscribers. LX does, however, share certain information about Subscriber trading interest for purposes of conducting Conditional Order Negotiations (as discussed in Part III, Item 9). Additionally, LX provides Posted Order information to Barclays' order router on a real-time basis. The information provided to the router contains aggregated Firm Order buy and sell interest per symbol pegged to the current NBBO. Barclays order router also receives enhanced information about Conditional Invitations. In addition to the price, side, and symbol of a potential match, which information is included in a Conditional Invitation message (as described in Part III, Item 9 above), the order router is informed of the size of the Conditional Order (which is the smaller of the Conditional Order size and the potential contra side order size). No client-specific information is provided to the order router. No information about posted Conditional Orders (as discussed in Part III, Item 9(a)) and no client-specific information is included in the information provided to the order router. The order router uses the Posted Order information from LX solely to decide whether to route an order to LX. In addition, because Subscribers can direct orders to the ATS through the order router, the order router has information about these orders that are bound for LX. The order router does not share any of the foregoing information with any other Barclays trading venue (such as BARX Book, Barclays' single dealer platform), trading system (such as order management and trade capture systems), desk or any third-party (other than personnel who require access to perform maintenance or to address technological, legal or compliance issues that may arise with LX or the router). Subscribers can opt out of having their LX order information included in the aggregated information provided to the router. Subscribers cannot opt out of the order router having knowledge of orders bound for LX. This information is inherent in the operation of the system. The order router does not generate indications of interest based on information from LX. The order router does receive indications of interest from third-party venues. Please also see the information provided regarding disclosure of confidential trading information provided in Part II, Item 7.

Direct Owners/Executive Officers

Organization CRD Number: 19714

Organization Name: BARCLAYS CAPITAL INC.

Organization SEC Number: 8-41342

Applicant Name: BARCLAYS CAPITAL INC.

~~View IA Record~~

View IA Record

Full Legal Name	Domestic, Foreign, Individual	Status	Date Status Acquired	Ownership Code	Control person	Public Reporting Company	CRD#, EIN, SSN, IRS#
BARCLAYS GROUP-US _INC.	Domestic Entity	OWNS BARCLAYS CAPITAL INC.	12/1999	75% or more	Y	N	13-3249618
O'CONNOR, CLAIRE SCHOLZ	Individual	BOARD DIRECTOR	09/2018	Less than 5%	Y	N	~~1907247~~ 1907247
NOTO, JOSEPH C	Individual	BOARD DIRECTOR	09/2018	Less than 5%	Y	N	~~4688658~~ 4688658
MELI, JEFFREY ANTHONY~~LAROCCA, GERARD SEBASTIAN~~	Individual	CO-HEAD OF RESEARCH~~PRESIDENT~~	07/2015~~01/2011~~	Less than 5%	~~Y~~N	N	~~2683227~~ 4477654
JAISING, RAHUL~~MELI, JEFFREY ANTHONY~~	Individual	ROSFP - PRIME SERVICES~~CO-HEAD OF RESEARCH~~	08/2013~~07/2015~~	Less than 5%	N	N	~~4477654~~ 4754959
BANCONE, ANTHONY~~JAISING, RAHUL~~	Individual	ROSFP - ~~PRIME SERVICES~~DISTRIBUTION	08/2013	Less than 5%	N	N	~~4754959~~ 1790892
MATHIS, CAROL PEDERSEN~~BANCONE, ANTHONY~~	Individual	CHIEF FINANCIAL OFFICER~~ROSFP - DISTRIBUTION~~	12/2020~~08/2013~~	Less than 5%	N	N	~~1790892~~ 4322657
GLOGOFF, MARC JASON~~MATHIS, CAROL PEDERSEN~~	Individual	BOARD DIRECTOR~~CHIEF FINANCIAL OFFICER~~	01/2021	Less than 5%	~~N~~Y	N	~~4322657~~ 5861911
ABREU, JULIAN JAVIER~~GLOGOFF, MARC JASON~~	Individual	ROSFP - PRIME SERVICES~~BOARD DIRECTOR~~	03/2019~~01/2021~~	Less than 5%	~~Y~~N	N	~~5861911~~ 5160018
LUBLINSKY, MICHAEL~~ABREU, JULIAN JAVIER~~	Individual	CHIEF EXECUTIVE OFFICER~~ROSFP - PRIME SERVICES~~	02/2018~~03/2019~~	Less than 5%	~~N~~Y	N	~~5160018~~ 2655249

LUBLINSKY, MICHAELFUQUA, JAMES	Individual	BOARD DIRECTORCHIEF LEGAL OFFICER	1102/2018	Less than 5%	NY	N	2933658 2655249
FORREST, MONTYLAROCCA, GERARD SEBASTIAN LEE	Individual	BOARD DIRECTOR	05/201510/2005	Less than 5%	Y	N	2683227 5812639
FORREST, MONTY LEELUBLINSKY, MICHAEL	Individual	CHIEF EXECUTIVEOPERATIONS OFFICER	02/201805/2015	Less than 5%	Y	N	2655249 5812639
ZACHARIA, ZACHARIALUBLINSKY, MICHAEL	Individual	CHIEF COMPLIANCE OFFICERBOARD DIRECTOR	02/201805/2019	Less than 5%	YN	N	2655249 2440444
SMITH, JULIETTE SARAFORREST, MONTY LEE	Individual	BOARD DIRECTORCHIEF LEGAL OFFICER	02/202105/2015	Less than 5%	YN	N	5812639 5696210

| FORREST, MONTY LEE | Individual | CHIEF OPERATIONS OFFICER | 05/2015 | Less than 5% | Y | N | 5812639 |
| ZACHARIA, ZACHARIA | Individual | CHIEF COMPLIANCE OFFICER | 05/2019 | Less than 5% | N | N | 2440444 |

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